PUBLIC

[redacted]

SECUR 10027246 SSION

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Securities and Exchange Commission
RECEIVED
FEB 25 2010
Branch of Registrations and Examinations

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 43169

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

RidgeWorth Distributors LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Three Canal Plaza, 3rd Floor
(No. and Street)

Portland	ME	04101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Edward Pike — 614-416-8821
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. Cohn LLP
(Name – *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	NJ	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Edward Pike, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RidgeWorth Distributors LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Amber Patterson
Notary Public, State of Ohio
My Commission Expires 08-11-2013

NOTARIAL SEAL STATE OF OHIO

Notary Public

Signature

Financial and Operations Principal
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RIDGEWORTH DISTRIBUTORS LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

Index

J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com ▪ 888-542-6461 ▪ fax 888-542-3291

Report of Independent Public Accountants

To the Member
RidgeWorth Distributors LLC

We have audited the accompanying statement of financial condition of RidgeWorth Distributors LLC (a wholly-owned subsidiary of Foreside Financial Group, LLC and a limited liability company) as of December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of RidgeWorth Distributors LLC as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

J. H. Cohn LLP

Roseland, New Jersey
February 22, 2010

RIDGEWORTH DISTRIBUTORS LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash	$ 1,180,048
Distribution fees receivable	383,893
Prepaid expenses and other assets	14,499
Other receivables	84,272
Total assets	$ 1,662,712

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accrued distribution fees	$ 1,309,974
Accrued expenses	31,956
Payable to related parties	23,455
Total liabilities	1,365,385
Commitments and contingencies	
Member's equity	297,327
Total liabilities and member's equity	$ 1,662,712

See Notes to Statement of Financial Condition.

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 1 - Organization:

RidgeWorth Distributors LLC (the "Company") is an indirect wholly-owned subsidiary of Foreside Financial Group, LLC and a direct subsidiary of Foreside Distributors, LLC ("Foreside" or the "Parent"). The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is a limited liability company and its operating agreement provides for the Company to exist in perpetuity.

The Company serves as distributor and principal underwriter for RidgeWorth Funds and served in that capacity for the RidgeWorth Variable Trust (the "Funds") until the Variable Trust liquidated on April 24, 2009. Substantially all of the Company's revenues are earned from the Funds or from the investment advisors to the Funds. The sales of the Funds' shares are executed by third party broker-dealers.

The accompanying statement of financial condition has been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed had the Company operated as an unaffiliated entity.

Note 2 - Summary of significant accounting policies:

Cash:

The Company maintains cash deposits in a bank which, from time to time, exceed the amount of deposit insurance available. Management periodically assesses the financial condition of the bank and believes that any potential credit loss is minimal. At December 31, 2009, the Company had cash in excess of insured limits of approximately $910,000.

Revenue recognition:

Distribution fees represent 12b-1 fees paid by the Funds pursuant to the Distribution Agreement (the "Agreement") between the Funds and the Company. Fees earned by the Company are principally determined based on average daily net assets of the Funds and are accrued monthly.

Investors in certain classes of the Funds' shares pay commissions to the Company for the purchase of those shares based on a percentage of the value of the shares purchased. The Company, in turn, pays commissions to the broker-dealers who originated the sales. Such transactions are recorded as net commission income. Certain commission income is earned by the Company as the broker-dealer of record for investors who purchase directly from the Funds.

Note 2 - Summary of significant accounting policies (continued):

Revenue recognition (concluded):

Base distribution fees not paid out of the Funds' 12b-1 plan are fees paid by the Funds' investment advisors for providing ongoing management and oversight of distributor activities. These fees are billed and earned monthly. The fee contains a fixed monthly fee plus a variable portion if additional services are provided.

Licenses and fees rebill represent payments made by the Funds' advisors to compensate the Company for certain expenses incurred. The expenses include FINRA licensing and advertising review fees.

Distribution and distribution related expense:

Distribution expense represents 12b-1 fees predominantly incurred to the dealer of record. Distribution fees not paid to selling brokers are used to support other distribution related activities as allowed under the distribution plan. Accrued distribution related expenses (which result from unpaid distribution fees and certain commissions earned by the Company) include, but are not limited to, the printing of prospectuses and reports used for sales purposes, advertisements, expenses of preparation and printing of sales literature, expenses associated with electronic marketing and sales media and communications and other sales or promotional expenses.

Receivables:

On a periodic basis, the Company evaluates its receivables and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current considerations. At December 31, 2009, no allowance for doubtful accounts was deemed necessary.

Income taxes:

The Company is a limited liability company and is considered a disregarded entity for Federal income tax purposes. Any income or loss generated is passed through to the member.

The Company adopted the new accounting for uncertainty in income taxes guidance on January 1, 2009. The adoption of that guidance did not result in the recognition of any unrecognized tax benefits and the Company has no unrecognized tax benefits at December 31, 2009. The Company's income tax returns prior to fiscal year 2006 are closed and management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

Note 2 - Summary of significant accounting policies (concluded):

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those amounts.

Subsequent events:

The Company has evaluated events and transactions for potential recognition or disclosure through February 22, 2010, which is the date the statement of financial condition was available to be issued.

Note 3 - Related party transactions:

Foreside provides various services to the Company such as use of office facilities, equipment, personnel and other administrative services. Foreside charged the Company an administrative service fee for these services designed to cover the costs of providing such services. At December 31, 2009, amounts due to Foreside for these services amounted to $23,455. Such amounts are included in payable to related parties on the accompanying statement of financial condition. The administrative service fee would not necessarily be the same if an unrelated party provided these services to the Company.

Note 4 - Net capital requirement:

As a registered broker-dealer engaged in the sale of redeemable shares of registered investment companies and certain other share accounts, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital not to exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company had net capital of $198,556, which was $107,530 in excess of its minimum required net capital of $91,026. The Company's ratio of aggregate indebtedness to net capital at December 31, 2009 was 6.88 to 1.

Note 5 - Regulatory compliance:

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under subparagraph (k)(1) - all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies and the Company does not maintain customer accounts or handle customer funds.

Note 6 - Contracts:

The Company has a Distribution Agreement with the Funds under which it acts as the distributor of the shares of beneficial interest of the Funds. The Agreement continues through August 31, 2010. Thereafter, if not terminated, the Agreement shall continue with respect to the Funds for successive one-year terms, provided such continuation is approved at least annually (a) by the vote of a majority of those members of the respective Fund's Board of Trustees who are not parties to this agreement or interested persons of any such party and (b) by the vote of the respective Fund's Board of Trustees, or by the vote of a majority of the outstanding voting securities of such Fund. The Agreement is terminable without penalty with 60 days' prior written notice, by the respective Fund's Board of Trustees, by a vote of a majority of the outstanding voting securities of the Funds, or by the Company. The Company has also entered into a Distribution Services Agreement with the respective Fund's investment advisor (the "Services Agreement") which continues in effect through the term of the Distribution Agreement. The Company receives commissions on sales of certain new Funds' shares and any distribution and services (12b-1) fees paid by the Funds for shares sold which are still outstanding.

The Company enters into Dealer and Selling Group Member Agreements with various intermediaries (including third party broker-dealers, banks and third party administrators) related to the sale of the shares of the Funds and the servicing of the Funds' shareholders. The Company may pay these intermediaries distribution and shareholder servicing fees (12b-1 fees or commissions) as outlined in their respective Dealer and Selling Group Member Agreements provided that the Company first receives such payments from the Funds.

The Company is entitled to receive the compensation and reimbursement of the expenses set forth in the Services Agreement, based on the services selected. The Services Agreement contains a fixed annual fee plus a variable portion if additional services are provided. Pursuant to the Services Agreement, if the Funds are not authorized to compensate and reimburse the Company in full in accordance with the Agreement, the investment advisor shall compensate and reimburse the Company to the extent that the Funds are not so authorized. The revenue is realized as base distribution fees.

Note 6 - Contracts (concluded):

The Company has an agreement with a third party financing agent with respect to the purchase and sale of B shares of certain mutual funds, which have 12b-1 distribution plans and a contingent deferred sales charge feature. Under this agreement, the third party financing agent receives all contingent deferred sales charges, 12b-1 fees and shareholder servicing fees from the Funds. The financing agent pays the Company the amount of the commission due to the selling broker-dealers and the Company then remits such amount to the selling broker-dealers.

Note 7 - Indemnifications:

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the statement of financial condition for these indemnifications.

J.H. COHN LLP
Accountants and Consultants since 1919

Ranked Among the Top 20 Accounting and Consulting Firms in the United States
Member of Nexia International, a Worldwide Network of Independent Accounting and Consulting Firms
www.jhcohn.com 1-877-704-3500

RidgeWorth Distributors LLC
(A Wholly-Owned Subsidiary of
Foreside Financial Group, LLC)

Report on Statement of Financial Condition

December 31, 2009